Logistic Properties of the Americas
(Incorporated in the Cayman Islands as an exempted company limited by shares)
(NYSE American: LPA)

Proxy Statement for Annual General Meeting
to be held on September 17, 2025
(or any adjourned meeting thereof)

GENERAL

The board of directors (the “Board”) of Logistic Properties of the Americas (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders of the Company (the “AGM” or the “General Meeting”) to be held at 9:00 a.m. (Eastern Standard Time) on September 17, 2025, exclusively by webcast via www.virtualshareholdermeeting.com/LPA2025 from our offices at 601 Brickell Key Drive, Suite 700, Miami, FL 33131, including any adjourned meeting thereof.

You can review and download the proxy statement and the proxy form on the “SEC Filings” section of the Company’s Investor Relations website at https://ir.lpamericas.com.

STATUS AS A FOREIGN PRIVATE ISSUER AND CONTROLLED COMPANY

We are a “foreign private issuer” within the meaning of Rule 405 of the U.S. Securities Act of 1933, as amended and Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as a result, we are exempt from the U.S. Securities and Exchange Commission’s proxy rules under Rule 3a12-3(b) of the Exchange Act. In addition, JREP I Logistics Acquisition, LP (“JREP”) currently controls a majority of the voting power of the Company’s outstanding ordinary shares, par value US$0.0001 per share (“Ordinary Shares”). As a result, the Company is a “controlled company” as defined under the NYSE American rules. As long as the Company maintains a controlled company status under that definition, it has the option to utilize specific exemptions from corporate governance regulations.

However, recognizing that good corporate governance plays an important role in our overall success and in enhancing shareholder value, we have determined to voluntarily comply with certain best practice guidelines and to provide certain disclosures including this proxy statement.

ORDINARY SHARES, ORDINARY SHARES RECORD DATE AND QUORUM

Only holders of the Company’s Ordinary Shares of record as of the close of business on August 29, 2025, Eastern Standard Time (the “Ordinary Share Record Date”) are entitled to attend and vote at the AGM.

One or more holders of the Company’s Ordinary Shares holding no less than an aggregate one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote at the AGM, shall be a quorum for all purposes. As discussed above, JREP currently holds a majority of the outstanding Ordinary Shares. Accordingly, the presence of JREP at the AGM will constitute a quorum, regardless of the attendance of any other holders of Ordinary Shares.

VOTING AND SOLICITATION

Each Ordinary Share issued and outstanding as of the close of business on the Ordinary Share Record Date is entitled to one vote at the AGM. At the close of business on August 29, 2025, the Ordinary Shares Record Date, we had 31,897,657 Ordinary Shares outstanding and entitled to vote at our AGM. Holders of Ordinary Shares will be able to vote their shares by attending the meeting and voting virtually in accordance with the instructions in the accompanying Notice of Annual General Meeting. Each resolution put to the vote at the AGM will be decided by poll and will be approved by an ordinary resolution (i.e., a simple majority of the votes cast by, or on behalf of, the holders of record entitled to vote thereon). As discussed above, JREP currently controls a majority of the voting power of the outstanding Ordinary Shares. Accordingly, other than the shares held by JREP, no additional shares would need to be voted in favor of each of the resolutions put to the vote at the AGM to approve such resolutions.

The solicitation materials are available on the Company’s website (https://ir.lpamericas.com), on the website of the U.S. Securities and Exchange Commission (www.sec.gov).

VOTING BY HOLDERS OF ORDINARY SHARES

A holder of Ordinary Shares as of the Ordinary Shares Record Date may appoint a proxy to exercise his or her rights at the AGM. An appointed proxy is not required to be a holder of Ordinary Shares. When proxy forms are properly dated, executed and returned by holders of Ordinary Shares to the mailing address set forth in the proxy form before 11:59 p.m., Eastern Standard Time, on September 16, 2025 (the deadline for the return of such proxy forms), the Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy.

In the event that either the Chairman or the Chief Executive Officer acts as proxy and is entitled to exercise discretion, such proxy is likely to vote the Ordinary Shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

REVOCABILITY OF PROXIES

Any proxy given by a holder of Ordinary Shares by means of a proxy form pursuant to this solicitation may be revoked: (a) for holders of Ordinary Shares, by submitting a written notice of revocation or a fresh proxy form, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms, or (b) for holders of Ordinary Shares by attending the AGM and voting virtually.

PROPOSAL 1:

Ordinary Resolution to re-elect the Class I Directors of the Company

The re-election of each of Messrs. Diego Durruty Ortega and Javier Marquina-Graciani as directors of the Company for a three-year term and until their respective successors shall have been duly elected be, and it hereby is, authorized and approved.

Board Composition

According to the Company’s amended and restated articles of association (the “Charter”), there shall be a board of directors consisting of no less than one (1) and no more than nine (9) directors, provided that the Company may, from time to time, increase or decrease the limits on the number of directors by ordinary resolution.

The Charter provides that the directors shall be divided into three (3) classes designated as Class I, Class II, and Class III, with as nearly equal a number of directors in each group as possible. Subject to the Charter, directors must be assigned to each class in accordance with a resolution or resolutions adopted by the Board. The Board currently consists of seven (7) members. At each annual general meeting of shareholders, Directors of the relevant class, whose terms are set to expire, will be eligible for re-election to the Board for a three-year term. Only the terms of the Class I directors expire at the 2025 Annual General Meeting and therefore only the Class I directors need to be elected at the 2025 Annual Meeting. The Company directors are categorized into three classes as follows:

• the Class I directors are Diego Durruty Ortega and Javier Marquina-Graciani, whose terms expire at the first annual general meeting of shareholders (i.e. this meeting);

• the Class II directors are Roger Lazarus, Mauricio Salgar and Francoise Lavertu, whose terms expire at the second annual general meeting of shareholders; and

• the Class III directors are Thomas McDonald and Gloria Canales Saldaña, whose terms expire at the third annual general meeting of shareholders.

Due to the staggered structure of the board, only one class of directors may be appointed at each annual general meeting of shareholders, while the other classes will continue to serve for the remainder of their respective terms.

The Board proposes to re-elect Messrs. Diego Durruty Ortega and Javier Marquina-Graciani (appointed by the Board on August 12, 2025, and whose biographies are set forth in Exhibit A) as Class I directors of the Company.

THE BOARD RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF MESSRS. DIEGO DURRUTY ORTEGA AND JAVIER MARQUINA-GRACIANI (APPOINTED ON AUGUST 12, 2025) AS DIRECTORS OF THE COMPANY.

PROPOSAL 2:

Ordinary Resolution to ratify the appointment of the Company’s auditor

The ratification of appointment of Deloitte & Touche, S.A. as auditor of the Company for 2025 and the authorization for the directors of the Company to determine the remuneration of the auditor be, and they hereby are, authorized and approved.

Deloitte & Touche, S.A. has served as the Company’s auditor since 2017.

In the event the shareholders fail to ratify the appointment, the audit committee of the Board (the “Audit Committee”) will appoint different independent auditors with the requisite qualifications and competence and such appointment will be ratified by the Company’s shareholders at the next general meeting of the Company. Even if the appointment is ratified at the AGM, the Audit Committee, in its discretion, may appoint different independent auditors at any time during the year if it determines that such a change would be in the Company’s and its shareholders’ best interests. Such appointment of different independent auditors shall also be ratified by the Company’s shareholders at the next general meeting of the Company.

THE BOARD RECOMMENDS A VOTE “FOR” THE RATIFICATION OF APPOINTMENT OF DELOITTE & TOUCHE, S.A. AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025.

PROPOSAL 3:

Ordinary Resolution to authorize the Company’s officers to effect the foregoing resolutions

Authorization of each of the Chief Executive Officer, Chief Financial Officer and Chief Operations Officer (each, an “Authorized Officer”), of the Company to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolutions as such Authorized Officer, in his or her absolute discretion, thinks fit and to attend to any necessary registration and/or filing for and on behalf of the Company be, and they hereby are approved.

THE BOARD RECOMMENDS A VOTE “FOR” THE GENERAL RESOLUTION.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the form of proxy to vote the Ordinary Shares they represent as the Board may recommend.

                                    By Order of the Board of Directors,

Esteban Saldarriaga
Chief Executive Officer

Dated: August 29, 2025

EXHIBIT A

Mr. Diego Durruty Ortega’s Biography

Diego Durruty Ortega a member of the Board on March 27, 2024 and has served as Executive Vice President of Grupo Urbana, a real estate investment, development, and operations company based in Chile, since March 1996. Mr. Durruty also serves as a member of the board of directors of B21 since October 2019. Mr. Durruty served as a member of the board of directors of D’Barbers from March 2020 to October 2024. Mr. Durruty has 29 years of professional experience in the real estate investment, development and operations industry in Chile and Latin America. His institutional involvement with major real estate groups has provided him with insight into various verticals, including mixed-use developments, multi-family properties, offices, shopping centers, self-storage, and parking facilities. Throughout his career, Mr. Durruty has successfully acquired 15 companies, solidifying his position as a leader in the real estate industry. Mr. Durruty pursued coursework in architecture and management at the Pontifical Catholic University of Chile and has expansive experience in the real estate industry.

Mr. Javier Marquina-Graciani’s Biography

Javier Marquina-Graciani became a member of the Board in July 2024. Mr. Marquina-Graciani has over 30 years of experience in institutional real estate investment, mostly in Latin America. He is the founder of Miami-based ARQ Consultants Inc., a firm specializing in real estate investment strategy and execution and has served as Chief Executive Officer there since February 2019. In addition, he has served on the board of Guatemala-based Inmobiliaria Spectrum, a privately held real estate development company with operations in Guatemala and Colombia, since June 2018 and was appointed Vice Chair of the board in June 2023. He has served as an independent trustee at US-based TIDAL TRUST II, a regulated investment trust with over 90 ETF holdings representing approximately US$14 billion in assets, since July 2022. He has also served as manager since May 2023 of Neta Investments LLC, a US-based private real estate investment trust. Mr. Marquina-Graciani served on the board of LatAm Logistic Properties, S.A. from November 2022 to March 2024. He also served as interim Head of the Americas of Acciona Inmobiliaria from January 2020 to June 2021 and as Head of Investment Team for Latin America for GLL Real Estate Partners from September 2016 to January 2020. Previously, Mr. Marquina-Graciani was the Real Estate Investment Director of Miami-based Finaccess Advisors, a family held investment manager. Mr. Marquina-Graciani started his real estate career with CBRE in Spain in 1996 and moved to the US in 2000 to head the investment brokerage practice of CBRE for Latin America, a position he held until 2008. Mr. Marquina-Graciani is a graduate in Politics and Economics from the University of Oxford, England and has an MBA from Instituto de Empresa in Madrid, Spain. Mr. Marquina-Graciani is certified by the National Association of Corporate Directors.